APPENDIX A
Supplemental performance information for Similar Accounts

Goehring & Rozencwajg Resources Fund (the "Fund") was recently organized and has no performance record of its own. This supplemental performance information is provided to illustrate the past performance of substantially similar accounts managed by Leigh R. Goehring. You should not consider the supplemental performance information as a prediction or an indication of future performance of the Fund or the performance that one might achieve by investing in the Fund.

The tables below provide average annual total return, annual total return and cumulative return information for certain private accounts and a registered investment company previously managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund (each, a "Similar Account").[1] The Similar Accounts include (i) two separately managed accounts (each, a "Separately Managed Account") managed by Mr. Goehring at Goehring & Rozencwajg Associates, LLC and shown as a composite (the "GRA Composite");[2] (ii) two hedge funds (each, a "Hedge Fund," and collectively with the Separately Managed Accounts, the "Private Accounts") managed by Mr. Goehring at Chilton Investment Company, LLC and shown as a composite (the "Chilton Composite");[3] and (iii) Jennison Natural Resources Fund, Inc.,[4] a registered investment company managed by Mr. Goehring at Prudential Investment Corporation (the "Mutual Fund").[5] Returns are shown for each Similar Account only for periods during which Mr. Goehring had full discretionary authority over the selection of investments for, and was primarily responsible for the day-to-day management of, that account. As stated in the Fund's Prospectus, Mr. Goehring serves as lead portfolio manager for the Fund

---

[1] Returns for other accounts managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund have been excluded from the performance presentation below because (1) the performance of the excluded accounts was either higher than or, in the Adviser's determination, not materially lower than the performance of the Similar Accounts shown and (2) the excluded accounts had a shorter history of investment operations than the included accounts.

[2] Each Separately Managed Account was managed by Mr. Goehring beginning January 1, 2016. Because neither Separately Managed Account had completed a full calendar year of operations as of the date of this Prospectus, only cumulative return information is shown for the GRA Composite.

[3] The Hedge Funds include (i) Chilton Global Natural Resources Partners, L.P., which was managed by Mr. Goehring between August 1, 2005 and December 31, 2015 and consisted of a long/short portfolio (the "Partners Fund"), and (ii) Chilton Global Natural Resources Long Opportunities, L.P., which was managed by Mr. Goehring between January 1, 2013 and December 31, 2015 and consisted of a long-only portfolio (the "Opportunities Fund"). The performance information presented below for the Chilton Composite reflects the returns of each Hedge Fund's entire portfolio (including both long and short positions). Although the Fund may take short positions, it does not expect to do so to the same extent as the Partners Fund. The Fund believes that the return of the Partners Fund's combined portfolio, on a cumulative basis, over the 10-year period shown was not materially different from the return of the long-only portion of its portfolio.

[4] The Mutual Fund was known as "Prudential Natural Resources Fund, Inc." prior to July 30, 2002, "Prudential Global Natural Resources Fund, Inc." prior to May 23, 1995, and "Prudential-Bache Global Natural Resources Fund, Inc." prior to June 2, 1992.

[5] Performance information is presented below for the Mutual Fund for the period between December 1, 1991 and September 17, 2000, during which Mr. Goehring was the Mutual Fund's sole portfolio manager. Mr. Goehring continued to manage the Mutual Fund at Jennison Associates LLC between September 18, 2000 and April 22, 2005. During that time, due to a policy of the investment adviser requiring the Mutual Fund to have at least two portfolio managers, Mr. Goehring was identified in the Mutual Fund's prospectus as co-managing the portfolio with another portfolio manager. For that reason, the Mutual Fund's returns during this period have been excluded.

with primary responsibility for the day-to-day management of the Fund's portfolio and full discretionary authority over the selection of investments for the Fund.

Returns for the Private Accounts are calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. Each Private Account's returns reflect the actual net of fee returns of that account and have not been adjusted to reflect the level of fees and expenses expected to be borne by investors in the Fund. Overall, the fees and expenses of the Hedge Funds, after taking into account incentive fees, were generally higher than those of the Fund. The Separately Managed Accounts did not bear any fees. The Private Accounts were not registered under the Investment Company Act of 1940, as amended (the "1940 Act"), during the relevant periods and, therefore, were not subject to certain investment limitations, diversification requirements, and other regulatory requirements imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended. If the Private Accounts had been registered under the 1940 Act, their returns might have been lower. Similarly, the returns of the Private Accounts were not calculated using the standardized methodology prescribed for registered investment companies by the U.S. Securities and Exchange Commission (the "SEC").

Returns for the Mutual Fund were calculated using the standardized methodology prescribed for registered investment companies by the SEC and have not been adjusted to reflect the level of fees and expenses expected to be borne by investors in the Fund.

The results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person's tax status, and the results have not been reduced to reflect any income tax that may have been payable.

The Similar Accounts' performance is not the Fund's performance, and it should not be considered a substitute for the Fund's performance. The Similar Accounts' performance is not intended to predict or suggest the return that will be experienced by the Fund or the return one might achieve by investing in the Fund. The Fund's performance may be different than the performance of the Similar Accounts due to, among other things, differences in fees and expenses, investment limitations, diversification requirements, and tax restrictions. In addition, the Private Accounts' performance was calculated using a methodology that differs from the standardized methodology prescribed for registered investment companies by the U.S. Securities and Exchange Commission. Past performance is not a guarantee of future results.

The table below also includes return information for the MSCI All Country World Index (ACWI), a broad-based securities index that will be used as a benchmark for assessing the performance of the Fund, and the Lipper Natural Resources Index, an additional comparative index. The MSCI ACWI is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets. Performance data shown for the MSCI ACWI is net of dividend tax withholding. MSCI data may not be reproduced or used for any other purpose. MSCI provides no warranties, has not prepared or approved this report, and has no liability hereunder. The Lipper Natural Resources

Appendix A

Index is an unmanaged equally weighted index of the largest mutual funds in the Lipper Natural Resources category of funds.

Index returns reflect the reinvestment of income dividends and capital gains, if any. Unlike the Similar Accounts (and the Fund), an index does not incur fees or expenses. An index is unmanaged and it is not possible to invest directly in an index. Past performance is not a guarantee of future results.

Average Annual Total Returns*

(for periods indicated)

	1-Year Period Ending 12/31/15	5-Year Period Ending 12/31/15	10-Year Period Ending 12/31/15	Period Managed by Mr. Goehring[a]
				8/1/05 – 12/31/15
Chilton Composite	[– 22.89]%	[– 13.55]%	[– 1.81]%	[– 0.31]%
MSCI ACWI	[– 1.84]%	[6.66]%	[5.31]%	[5.78]%
Lipper Natural Resources Index	[– 23.08]%	[– 8.23]%	[– 1.32]%	[0.07]%

	1-Year Period Ending 12/31/99[b]	5-Year Period Ending 12/31/99[b]	10-Year Period Ending 12/31/99[b]	Period Managed by Mr. Goehring[a]
				12/1/91 – 9/17/00
Jennison Natural Resources Fund, Inc.	[45.17]%	[11.25]%	N/A[c]	[12.48]%
MSCI ACWI	[26.82]%	[19.19]%	N/A	[13.27]%
Lipper Natural Resources Index	[28.07]%	[8.85]%	N/A	[11.46]%

* Average annual total returns are not shown for the GRA Composite because neither of the Separately Managed Accounts had completed a full calendar year of operations as of the date of this Prospectus.
[a] Reflects the average annual total return over the indicated period during which the account(s) were managed by Mr. Goehring.
[b] Reflects the calendar year end immediately preceding the conclusion of the period during which the account(s) were managed by Mr. Goehring.
[c] The average annual total return is not shown for the ten-year period ended December 31, 1999 because Mr. Goehring did not manage the account over that entire period.

Cumulative Total Returns

(for periods indicated)

	Period Managed by Mr. Goehring[a]
	1/1/16 – 9/30/16
GRA Composite	[53.04]%
MSCI ACWI	[7.09]%
Lipper Natural Resources Index	[17.87]%
	8/1/05 – 12/31/15
Chilton Composite	[– 3.16]%
MSCI ACWI	[79.57]%
Lipper Natural Resources Index	[0.76]%
	12/1/91 – 9/17/00
Jennison Natural Resources Fund, Inc.	[181.71]%
MSCI ACWI	[199.62]%
Lipper Natural Resources Index	[159.89]%

[a] *Reflects the cumulative total return over the indicated period during which the account(s) were managed by Mr. Goehring.*

Annual Total Returns*

(for fiscal years ended December 31)

Year	Chilton Composite	MSCI ACWI	Lipper Natural Resources Index
2015	[− 22.89]%	[− 1.84]%	[− 23.08]%
2014	[− 12.63]%	[4.71]%	[− 13.32]%
2013	[10.10]%	[23.44]%	[14.32]%
2012	[− 10.60]%	[16.80]%	[2.54]%
2011	[− 27.19]%	[− 6.86]%	[− 16.74]%
2010	[21.43]%	[13.21]%	[14.14]%
2009	[33.73]%	[35.41]%	[47.89]%
2008	[− 30.84]%	[− 41.85]%	[− 50.70]%
2007	[30.56]%	[12.18]%	[39.19]%
2006	[17.63]%	[21.53]%	[16.20]%
2005[a]	[16.29]%	[7.04]%	[15.02]%

(for fiscal years ended May 31)

Year	Jennison Natural Resources Fund, Inc.	MSCI ACWI	Lipper Natural Resources Index
2001[b]	[8.28]%	[− 1.92]%	[22.59]%
2000	[37.25]%	[14.10]%	[25.49]%
1999	[2.41]%	[13.17]%	[− 7.93]%
1998	[− 14.41]%	[17.36]%	[− 7.22]%
1997	[5.37]%	[16.99]%	[18.81]%
1996	[33.51]%	[17.68]%	[27.03]%
1995	[9.40]%	[9.88]%	[8.03]%
1994	[6.00]%	[11.44]%	[− 1.18]%
1993	[18.16]%	[14.10]%	[16.51]%
1992[c]	[12.19]%	[4.79]%	[5.34]%

* Annual total returns are not shown for the GRA Composite because neither of the Separately Managed Accounts had completed a full calendar year of operations as of the date of this Prospectus.
[a] Reflects performance for the partial-year period (August 1, 2005 to December 31, 2005) during which the account(s) were managed by Mr. Goehring. Performance has not been annualized.
[b] Reflects performance for the partial-year period (June 1, 2000 to September 17, 2000) during which the account was managed by Mr. Goehring. Performance has not been annualized.
[c] Reflects performance for the partial-year period (December 1, 1991 to May 31, 1992) during which the account was managed by Mr. Goehring. Performance has not been annualized.

Appendix A

APPENDIX A
SUPPLEMENTAL PERFORMANCE INFORMATION FOR SIMILAR ACCOUNTS

Goehring & Rozencwajg Resources Fund (the "Fund") was recently organized and has no performance record of its own. This supplemental performance information is provided to illustrate the past performance of substantially similar accounts managed by Leigh R. Goehring. You should not consider the supplemental performance information as a prediction or an indication of future performance of the Fund or the performance that one might achieve by investing in the Fund.

The ~~table~~tables below ~~states~~provide average annual total return, annual total return and cumulative return information for certain private accounts and a registered investment company previously managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund (each, a "Similar Account").[1] The Similar Accounts include ~~Chilton Global Natural Resources Partners, L.P., a hedge fund~~(i) two separately managed accounts (each, a "Separately Managed Account") managed by Mr. Goehring at Goehring & Rozencwajg Associates, LLC and shown as a composite (the "GRA Composite");[2] (ii) two hedge funds (each, a "Hedge Fund," and collectively with the Separately Managed Accounts, the "Private Accounts") managed by Mr. Goehring at Chilton Investment Company, LLC ~~between August 1, 2005 and December 31, 2015 (the "Hedge Fund")²;~~and shown as a composite (the "Chilton Composite");[3] and (iii) Jennison Natural Resources Fund, Inc.~~³,~~[4] a

---

[1] Returns for other accounts managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund have been excluded from the performance presentation below because (1) the performance of the excluded accounts was either higher than or, in the Adviser's determination, not materially lower than the performance of ~~those accounts was not materially different from the performance of~~ the Similar Accounts ~~for the periods shown~~shown and (2) the excluded accounts had a shorter history of investment operations than the included accounts.

[2] Each Separately Managed Account was managed by Mr. Goehring beginning January 1, 2016. Because neither Separately Managed Account had completed a full calendar year of operations as of the date of this Prospectus, only cumulative return information is shown for the GRA Composite.

[²] ~~During Mr. Goehring's tenure, the Hedge Fund was managed as a long/short portfolio. Although the Fund may take short positions, it does not expect to do so to the same extent as the Hedge Fund. The Fund believes that the return of the Hedge Fund's combined portfolio, on a cumulative basis, over the 10 year period shown was not materially different from the return of the long only portion of its portfolio.~~

[3] The Hedge Funds include (i) Chilton Global Natural Resources Partners, L.P., which was managed by Mr. Goehring between August 1, 2005 and December 31, 2015 and consisted of a long/short portfolio (the "Partners Fund"), and (ii) Chilton Global Natural Resources Long Opportunities, L.P., which was managed by Mr. Goehring between January 1, 2013 and December 31, 2015 and consisted of a long-only portfolio (the "Opportunities Fund"). The performance information presented below for the Chilton Composite reflects the returns of each Hedge Fund's entire portfolio (including both long and short positions). Although the Fund may take short positions, it does not expect to do so to the same extent as the Partners Fund. The Fund believes that the return of the Partners Fund's combined portfolio, on a cumulative basis, over the 10-year period shown was not materially different from the return of the long-only portion of its portfolio.

[³] ~~The Mutual Fund was known as "Prudential Natural Resources Fund, Inc." prior to July 30, 2002, "Prudential Global Natural Resources Fund, Inc." prior to May 23, 1995, and "Prudential-Bache Global Natural Resources Fund, Inc." prior to June 2, 1992.~~

[4] The Mutual Fund was known as "Prudential Natural Resources Fund, Inc." prior to July 30, 2002, "Prudential Global Natural Resources Fund, Inc." prior to May 23, 1995, and "Prudential-Bache Global Natural Resources Fund, Inc." prior to June 2, 1992.

Appendix A

registered investment company managed by Mr. Goehring at Prudential Investment Corporation ~~between December 1, 1991 and September 17, 2000 and at Jennison Associates LLC between September 18, 2000 and April 22, 2005~~ (the "Mutual Fund")~~; and a separately managed account managed by Mr. Goehring at Goehring & Rozencwajg Associates, LLC beginning January 1, 2016 (the "Separately Managed Account" and, collectively with the Hedge Fund, the "Private Accounts").⁴ — .⁵~~ Returns are shown for each Similar Account only for periods during which Mr. Goehring had full discretionary authority over the selection of investments for, and was primarily responsible for the day-to-day management of, that account. As stated in the Fund's Prospectus, Mr. Goehring serves as lead portfolio manager for the Fund with primary responsibility for the day-to-day management of the Fund's portfolio and full discretionary authority over the selection of investments for the Fund.

Returns for the Private Accounts are calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. Each Private Account's returns reflect the actual net of fee returns of that account and have not been adjusted to reflect the level of fees and expenses expected to be borne by investors in the Fund. Overall, the fees and expenses of the ~~Private Accounts~~Hedge Funds, after taking into account incentive fees, were generally higher than those of the Fund. The Separately Managed Accounts did not bear any fees. The Private Accounts were not registered under the Investment Company Act of 1940, as amended (the "1940 Act"), during the relevant periods and, therefore, were not subject to certain investment limitations, diversification requirements, and other regulatory requirements imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended. If the Private Accounts had been registered under the 1940 Act, their returns might have been lower.

Similarly, ~~Returns for~~ the ~~Mutual Fund~~returns of the Private Accounts were not calculated using the standardized methodology prescribed for registered investment companies by the U.S. Securities and Exchange Commission (the "SEC").

Returns for the Mutual Fund were calculated using the standardized methodology prescribed for registered investment companies by the SEC and have not been adjusted to reflect the level of fees and expenses expected to be borne by investors in the Fund.

The results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person's tax status, and the results have not been reduced to reflect any income tax that may have been payable.

---

⁴ ~~Because the Separately Managed Account has not yet completed a full calendar year of operations, only cumulative return information is shown.~~
⁵ Performance information is presented below for the Mutual Fund for the period between December 1, 1991 and September 17, 2000, during which Mr. Goehring was the Mutual Fund's sole portfolio manager. Mr. Goehring continued to manage the Mutual Fund at Jennison Associates LLC between September 18, 2000 and April 22, 2005. During that time, due to a policy of the investment adviser requiring the Mutual Fund to have at least two portfolio managers, Mr. Goehring was identified in the Mutual Fund's prospectus as co-managing the portfolio with another portfolio manager. For that reason, the Mutual Fund's returns during this period have been excluded.

Appendix A

The Similar Accounts' performance is not the Fund's performance, and it should not be considered a substitute for the Fund's performance. The Similar Accounts' performance is not intended to predict or suggest the return that will be experienced by the Fund or the return one might achieve by investing in the Fund. The Fund's performance may be different than the performance of the Similar Accounts due to, among other things, differences in fees and expenses, investment limitations, diversification requirements, and tax restrictions. In addition, the Private Accounts' performance was calculated using a methodology that differs from the standardized methodology prescribed for registered investment companies by the U.S. Securities and Exchange Commission. Past performance is not a guarantee of future results.

The table below also includes return information ~~about the annual total return for the Lipper Natural Resources Index, which~~ for the MSCI All Country World Index (ACWI), a broad-based securities index that will be used as a benchmark for assessing the performance of the Fund, and ~~against~~ the MSCI All Country World Index (ACWI), a broad-based securities index. ~~The~~the Lipper Natural Resources Index ~~is an unmanaged equally weighted index of the largest mutual funds in the Lipper Natural Resources category of funds.~~, an additional comparative

index. The MSCI ACWI is a free float-adjusted market capitalization weighted index that is

designed to measure the equity market performance of developed and emerging markets. Performance data shown for the MSCI ACWI is net of dividend tax withholding. MSCI data may not be reproduced or used for any other purpose. MSCI provides no warranties, has not prepared or approved this report, and has no liability hereunder. The Lipper Natural Resources Index is an unmanaged equally weighted index of the largest mutual funds in the Lipper Natural Resources category of funds.

Index returns reflect the reinvestment of income dividends and capital gains, if any. Unlike the Similar Accounts (and the Fund), an index does not incur fees or expenses. An index is unmanaged and it is not possible to invest directly in an index. Past performance is not a guarantee of future results.

Appendix A

Average Annual Total Returns*

(for periods indicated)

	1-Year Period Ending 12/31/15	5-Year Period Ending 12/31/15	10-Year Period Ending 12/31/15	Period Managed by Mr. Goehring[a] 8/1/05 – 12/31/15
Chilton Composite	[– 22.89]%	[– 13.55]%	[– 1.81]%	[– 0.31]%
MSCI ACWI	[– 1.84]%	[6.66]%	[5.31]%	[5.78]%
Lipper Natural Resources Index	[– 23.08]%	[– 8.23]%	[– 1.32]%	[0.07]%

	1-Year Period Ending 12/31/99[b]	5-Year Period Ending 12/31/99[b]	10-Year Period Ending 12/31/99[b]	Period Managed by Mr. Goehring[a] 12/1/91 – 9/17/00
Jennison Natural Resources Fund, Inc.	[45.17]%	[11.25]%	N/A[c]	[12.48]%
MSCI ACWI	[26.82]%	[19.19]%	N/A	[13.27]%
Lipper Natural Resources Index	[28.07]%	[8.85]%	N/A	[11.46]%

* Average annual total returns are not shown for the GRA Composite because neither of the Separately Managed Accounts had completed a full calendar year of operations as of the date of this Prospectus.
[a] Reflects the average annual total return over the indicated period during which the account(s) were managed by Mr. Goehring.
[b] Reflects the calendar year end immediately preceding the conclusion of the period during which the account(s) were managed by Mr. Goehring.
[c] The average annual total return is not shown for the ten-year period ended December 31, 1999 because Mr. Goehring did not manage the account over that entire period.

Cumulative Total Returns

~~**Annual Total Returns**~~ **(for periods indicated)**

	Period Managed by Mr. Goehring[a] 1/1/16 – 9/30/16
GRA Composite	[53.04]%
MSCI ACWI	[7.09]%
Lipper Natural Resources Index	[17.87]%
	8/1/05 – 12/31/15
Chilton Composite	[– 3.16]%
MSCI ACWI	[79.57]%
Lipper Natural Resources Index	[0.76]%
	12/1/91 – 9/17/00
Jennison Natural Resources Fund, Inc.	[181.71]%
MSCI ACWI	[199.62]%
Lipper Natural Resources Index	[159.89]%

[a] Reflects the cumulative total return over the indicated period during which the account(s) were managed by Mr. Goehring.

Appendix A

Annual Total Returns*

~~(for fiscal years ended December 31)~~

(for fiscal years ended December 31)

Year	Chilton ~~Global Natural Resources Partners, L.P.~~Composite	MSCI ACWI~~Lipper~~ Natural Resources Index	~~MSCI ACWI~~Lipper Natural Resources Index
2015	[– ~~17.48~~22.89]%	[– ~~23.08~~1.84]%	[– 1.84~~23.08~~]%
2014	[– ~~9.64~~12.63]%	[– ~~13.32~~4.71]%	[4.71– ~~13.32~~]%
2013	[~~6.82~~10.10]%	[~~14.32~~23.44]%	[23.44~~14.32~~]%
2012	[– 10.60]%	[~~2.54~~16.80]%	[16.80~~2.54~~]%
2011	[– 27.19]%	[– ~~16.74~~6.86]%	[– 6.86~~16.74~~]%
2010	[21.43]%	[~~14.14~~13.21]%	[13.21~~14.14~~]%
2009	[33.73]%	[~~47.89~~35.41]%	[35.41~~47.89~~]%
2008	[– 30.84]%	[– ~~50.70~~41.85]%	[– 41.85~~50.70~~]%
2007	[30.56]%	[~~39.19~~12.18]%	[12.18~~39.19~~]%
2006	[17.63]%	[~~16.20~~21.53]%	[21.53~~16.20~~]%
2005~~*~~a	[16.29]%	[~~15.02~~7.04]%	[7.04~~15.02~~]%

~~* Reflects performance for the partial year period (August 1, 2005 to December 31, 2005) during which the account was managed by Mr. Goehring. Performance has not been annualized.~~

(for fiscal years ended May 31)

Year	Jennison Natural Resources Fund, Inc.	MSCI ACWI~~Lipper~~ Natural Resources Index	~~MSCI ACWI~~Lipper Natural Resources Index
~~2005*~~	~~[34.77]%~~	~~[38.88]%~~	~~[11.16]%~~
~~2004~~	~~[26.24]%~~	~~[30.27]%~~	~~[24.79]%~~
~~2003~~	~~[– 0.53]%~~	~~[– 3.73]%~~	~~[– 9.31]%~~
~~2002~~	~~[9.43]%~~	~~[1.83]%~~	~~[– 11.45]%~~
2001^b	[~~22.51~~8.28]%	[~~22.59~~– 1.92]%	[– ~~15.04~~22.59]%
2000	[37.25]%	[~~25.49~~14.10]%	[~~14.10~~25.49]%
1999	[2.41]%	[– ~~7.93~~13.17]%	[13.17– ~~7.93~~]%
1998	[– 14.41]%	[– ~~7.22~~17.36]%	[17.36– ~~7.22~~]%
1997	[5.37]%	[~~18.81~~16.99]%	[16.99~~18.81~~]%
1996	[33.51]%	[~~27.03~~17.68]%	[17.68~~27.03~~]%
1995	[9.40]%	[~~8.03~~9.88]%	[9.88~~8.03~~]%
1994	[6.00]%	[– ~~1.18~~11.44]%	[11.44– ~~1.18~~]%
1993	[18.16]%	[~~16.51~~14.10]%	[14.10~~16.51~~]%
1992~~†~~c	[~~12.21~~12.19]%	[~~5.34~~4.79]%	[4.79~~5.34~~]%

* Annual total returns are not shown for the GRA Composite because neither of the Separately Managed Accounts had completed a full calendar year of operations as of the date of this Prospectus.
a Reflects performance for the partial-year period (August 1, 2005 to December 31, 2005) during which the account(s) were managed by Mr. Goehring. Performance has not been annualized.
~~*~~b *Reflects performance for the partial-year period (June 1, ~~2004~~2000 to ~~April 22~~September 17, ~~2005~~2000) during which the account was managed by Mr. Goehring. Performance has not been annualized.*
~~†~~c *Reflects performance for the partial-year period (December 1, 1991 to May 31, 1992) during which the account was managed by Mr. Goehring. Performance has not been annualized.*

Appendix A

Cumulative Total Returns (for periods indicated)

Period from January 1, 2016 to September 30, 2016

Separately Managed Account	[53.93]%
Lipper Natural Resources Index	[17.87]%
MSCI ACWI	[7.09]%

Period from August 1, 2005 to December 31, 2015

Chilton Global Natural Resources Partners, L.P.	[3.99]%
Lipper Natural Resources Index	[0.76]%
MSCI ACWI	[79.55]%

Period from December 1, 1991 to April 22, 2005

Jennison Natural Resources Fund, Inc.	[490.35]%
Lipper Natural Resources Index	[361.00]%
MSCI ACWI	[189.12]%

Appendix A